UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

ELECTION OF DIRECTOR
SIGNATURES

Election of Director

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On April 11, 2013, the Board of Directors of Infosys, upon the recommendation of its Nominations Committee, elected Mr. Leo Puri, to the position of non-executive additional director, effective immediately.

Mr. Puri will serve on the Company’s Board of Directors until the Company’s next annual general meeting of shareholders, when his election as a non-executive director will be placed before the Company’s shareholders for their approval.

Mr. Puri is a Senior Advisor to McKinsey & Company's Asia-Pacific Financial Institution Practice. He has previously served as a senior partner of McKinsey & Company.

From 2007 to 2011, Mr. Puri was a Managing Director with Warburg Pincus & Company, a leading private equity firm, responsible for investments in India and in financial institutions in certain other Asian markets. Mr. Puri has a master's degree in Politics, Philosophy and Economics from the Oxford University, and a master's degree in Law from Cambridge University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: April 16, 2013	S.D. Shibulal Chief Executive Officer